COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

June 11, 2009
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C.  20002
Attn:	Jennifer Thompson
Yong Kim

Re: Cosmo Communications Corporation File No. 0-11968

Ladies and Gentlemen:
We are in receipt of your letter to Cosmo Communications Corporation (the “Company”) dated May 8, 2009.  For ease of reference, we have reproduced your comments which are then followed by our responses.

General
1.
Please note that certain of our comments below request that you amend your filings. Where an amendment is requested, please ensure that you follow the guidance in Rule 12b-15 of the Exchange Act Rules. Please note that you should provide a brief explanation to your readers of why the filing is being amended, you must set forth the complete text of each Item being amended, and you must provide new certifications from your principal executive officer and principal financial officer.

RESPONSE
We will comply with Rule 12b-15 of the Exchange Act when filing any amendment.

Form 10-K/A for the Fiscal Year Ended March 31, 2008
Item 9A. Controls and Procedures, page 46
2.
We read in your response to comment 3 from our comment letter dated November 13, 2008 that you do not believe that your failure to include management’s report on internal control over financial reporting in your Form 10-K for the fiscal year ended March 31, 2008 impacts your conclusions regarding the effectiveness of your disclosure controls and procedures for the fiscal year ended March 31, 2008. It is unclear to us how you reached this conclusion. Specifically, we note that disclosure controls and procedures include procedures designed to ensure that information required to be disclosed by you in your periodic reports is included in those reports within the time periods specified by the SEC’s rules and forms. As our rules and forms specified that your Form 10-K should have included management’s report on internal control over financial reporting, yet your controls and procedures did not enable you to provide this required disclosure in a timely manner, it appears that you did not have effective disclosure controls and procedures. If you continue to believe that your disclosure controls and procedures were effective, please provide us with a detailed explanation of how you were able to reach this conclusion in spite of the fact that your Form 10-K excluded this required disclosure. Otherwise, please amend your Form 10-K to revise your conclusion.

COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

RESPONSE
As of June 30, 2008 at the time we filed our Form 10-K for the fiscal year ended March 31, 2008, Management had performed its assessment of our internal control over financial reporting. Due to an oversight of management, we did not include this management report on internal control over financial reporting at the time of filing our Form 10-K.  Consequently, we conclude that we did not have effective disclosure controls and procedures to allow timely filing of the management report and we will amend our Form 10-K accordingly.

Exhibits 31.1 and 31.2

3.
Please amend your filing so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, your certifications do not include the complete introductory language of paragraph 4 and the language of paragraph 4(b). Additionally, please note that these certifications must be updated as of a recent date

RESPONSE
We will amend our filing accordingly so that our certifications comply with the aforementioned Regulation.

Form 10-Q for the Quarter Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

4.
We note your results of operations discussion for the quarter ended December 31, 2008 and for the quarter ended December 31, 2007; however, you did not discuss your results of operations for the nine months ended December 31, 2008 and for the nine months ended December 31, 2007. Please ensure that all future filings discuss material changes in your results of operations for your most recent fiscal year-to-date period for which an income statement is provided and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(B) of Regulation S-K.

COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

RESPONSE
We will ensure all future filings comply with the aforementioned Regulation.

COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

Exhibits 31.1 and 32.2

5.
Similar to the comment above on your Form 10-K/A, please amend your filing so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, your certifications do not include the complete introductory language of paragraph 4 and the language of paragraph 4(b). Additionally, please note that these certifications must be updated as of recent date.

RESPONSE
We will amend our filing accordingly to comply with the aforementioned Regulation.

We welcome your comments and will file amendments to our Annual Report on Form 10-K and quarterly report on Form 10-Q accordingly. Please contact the undersigned with any further comments or questions you may have.

Very truly yours,
/s/Carol Atkinson
Carol Atkinson
CFO and Principal Accounting Officer